ISSUER FREE WRITING PROSPECTUS

RELATING TO PRELIMINARY PROSPECTUS SUPPLEMENT

DATED JUNE 7, 2022 FOR SENIOR NOTES DUE 2030

FILED PURSUANT TO RULE 433

REGISTRATION NUMBER 333-239778

KB HOME

$350,000,000 7.250% Senior Notes due 2030

Final Pricing Term Sheet

June 7, 2022

This Final Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Final Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Issuer:	KB Home

Securities:	7.250% Senior Notes due 2030 (“Notes”)

Amount:	$350,000,000

Coupon (Interest Rate):	7.250%

Yield to Maturity:	7.250%

Scheduled Maturity Date:	July 15, 2030

Public Offering Price:	100.000%

Gross Proceeds:	$350,000,000

Underwriting Discount:	1.000% of principal amount

Payment Dates:	July 15 and January 15 of each year, commencing on January 15, 2023

Record Dates:	July 1 and January 1 of each year

Redemption:

Prior to July 15, 2025, the Notes will be redeemable in whole at any time or in part from time to time, at the Issuer’s option, at a make-whole premium based on the applicable treasury rate plus 50 basis points, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

In addition, at any time or from time to time prior to July 15, 2025, an amount not to exceed the net proceeds of qualified equity offerings may be used at the Issuer’s option to redeem up to 40% of the aggregate principal amount of the Notes issued, at a redemption price equal to 107.250% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

On or after July 15, 2025, the Notes will be redeemable in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to the percentage of the principal amount of such Notes set forth below plus accrued and unpaid interest, if any, to, but excluding, the redemption date, if redeemed during the twelve-month period beginning on July 15 of the year indicated below:

Year	Percentage
2025	103.625%
2026	101.813%
2027 and thereafter	100.000%

Change of Control Triggering Event:	If a change of control triggering event occurs, the Issuer will generally be required to make an offer to repurchase all outstanding Notes at a price in cash equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the repurchase date.

CUSIP:	48666K BA6

ISIN:	US48666KBA60

Distribution:	SEC Registered (Registration No. 333-239778)

Listing:	None

Expected Ratings (Moody’s/S&P):*	Ba2 / BB

Trade Date:	June 7, 2022

Settlement Date:**	June 22, 2022 (T+10)

Joint Book-Running Managers:	Citigroup Global Markets Inc. BofA Securities, Inc. BNP Paribas Securities Corp. Fifth Third Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Citizens Capital Markets, Inc. Regions Securities LLC BMO Capital Markets Corp. MUFG Securities Americas Inc. Zions Direct, Inc. CIBC World Markets Corp. TCBI Securities, Inc.

*	Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

**

It is expected that delivery of the Notes will be made, against payment for the Notes, on or about June 22, 2022, which will be the tenth business day following the pricing of the Notes. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers of the Notes who wish to trade the Notes on the date of the prospectus supplement or the next succeeding seven business days will be required, because the Notes initially will settle within ten business days (T+10), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade on the date of the prospectus supplement or the next seven succeeding business days should consult their own legal advisors.

The Issuer has filed a Registration Statement (including a Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus in that Registration Statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, copies may be obtained by contacting Citigroup at the following address: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, email: prospectusdept@citi.com or toll free at 1-800-831-9146, or BofA Securities at the following address: BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, email: dg.prospectus_requests@bofa.com, or BNP PARIBAS at the following address: Attn: Syndicate Desk, 787 Seventh Avenue, New York, NY 10019, email: DL.US.Syndicate.Support@us.bnpparibas.com or toll free at 1-800-854-5674, or Fifth Third Securities, 38 Fountain Square Plaza, Cincinnati, Ohio 45263, toll free at 1-866-531-5353, or J.P. Morgan Securities LLC at the following address: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling (866)-803-9204, or Wells Fargo Securities at the following address: Attn: WFS Customer Service, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, email: wfscustomerservice@wellsfargo.com or toll free at 1-800-645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.